SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERIGAS PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

030975106

(CUSIP Number)

Martin Salinas, Jr.

3738 Oak Lawn Avenue

Dallas, Texas 75219

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 030975106	Page 2 of 17

1	NAME OF REPORTING PERSON Heritage ETC, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 29,567,362 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 29,567,362 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,567,362 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON PN
*	Based on 86,695,158 common units outstanding as of January 12, 2012

CUSIP No. 030975106	Page 3 of 17

1	NAME OF REPORTING PERSON Heritage ETC GP, L.L.C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 29,567,362 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 29,567,362 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,567,362 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON 00
*	Based on 86,695,158 common units outstanding as of January 12, 2012

CUSIP No. 030975106	Page 4 of 17

1	NAME OF REPORTING PERSON Energy Transfer Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 29,567,362 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 29,567,362 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,567,362 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON PN
*	Based on 86,695,158 common units outstanding as of January 12, 2012

CUSIP No. 030975106	Page 5 of 17

1	NAME OF REPORTING PERSON Energy Transfer Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 29,567,362 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 29,567,362 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,567,362 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON PN
*	Based on 86,695,158 common units outstanding as of January 12, 2012

CUSIP No. 030975106	Page 6 of 17

1	NAME OF REPORTING PERSON Energy Transfer Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 29,567,362 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 29,567,362 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,567,362 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON OO
*	Based on 86,695,158 common units outstanding as of January 12, 2012

CUSIP No. 030975106	Page 7 of 17

1	NAME OF REPORTING PERSON Energy Transfer Equity, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 29,567,362 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 29,567,362 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,567,362 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON PN
*	Based on 86,695,158 common units outstanding as of January 12, 2012

CUSIP No. 030975106	Page 8 of 17

1	NAME OF REPORTING PERSON LE GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 29,567,362 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 29,567,362 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,567,362 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON OO
*	Based on 86,695,158 common units outstanding as of January 12, 2012

CUSIP No. 030975106	Page 9 of 17

1	NAME OF REPORTING PERSON Kelcy L. Warren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 29,567,362 common units
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 29,567,362 common units
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,567,362 common units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%*
14	TYPE OF REPORTING PERSON IN
*	Based on 86,695,158 common units outstanding as of January 12, 2012

CUSIP No. 030975106	Page 10 of 17

SCHEDULE 13D

The Reporting Persons (as such term is defined below) named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (as such term is defined below) by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1.	Security and Issuer.

This Statement is being filed with respect to the common units representing limited partner interests (each, a “Common Unit”) of AmeriGas Partners, L.P. (the “Issuer”). The address of the principal executive offices of the Issuer is 460 North Gulph Road, King of Prussia, PA 19406.

Item 2.	Identity and Background

(a)-(c) This Statement is filed jointly by:

(i)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”);

(ii)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

(iii)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(iv)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(v)	LE GP, LLC, a Delaware limited liability company (“LE GP”);

(vi)	Heritage ETC, L.P., a Delaware limited partnership (“Heritage”);

(vii)	Heritage ETC GP, L.L.C., a Delaware limited liability company (“Heritage GP”); and

(vi)	Kelcy L. Warren, (“Warren,” and collectively with ETP, ETP GP, ETP LLC, ETE, LE GP, Heritage, and Heritage GP, the “Reporting Persons”).

The principal business of ETP is to conduct natural gas operations though its wholly-owned subsidiaries. The general partner of ETP is ETP GP. The principal business of ETP GP is serving as the general partner of ETP. The general partner of ETP GP is ETP LLC. The principal business of ETP LLC is serving as the general partner of ETP GP. The principal business of ETE is to own all of the interests in the general partner of ETP and Regency Energy Partners LP (“Regency”) and certain equity securities of ETP and Regency, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. The principal business of LE GP is serving as the general partner of ETE. Warren is a United States citizen. His principal occupation is Chairman of the Board and Chief Executive Officer of ETP LLC and Chairman of the Board of LE GP. Heritage’s principal business was to operate the Propane Business, as defined herein. The general partner of Heritage is Heritage GP. The principal business of Heritage GP is serving as the general partner of Heritage. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

The name, business address and present principal occupation or employment of each of the executive officers and directors of ETP LLC and LE GP (the “Listed Persons”) are set forth below:

CUSIP No. 030975106	Page 11 of 17

ETP LLC:

Name and Business Address	Capacity in Which Serves ETP LLC	Principal Occupation
Martin Salinas, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer	Chief Financial Officer of Energy Transfer Partners, L.L.C.

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board and Chief Executive Officer	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of Energy Transfer Equity, L.P.
Bill Byrne 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Principal, Byrne & Associates, LLC

Paul E. Glaske 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired Chairman and CEO, Blue Bird Corporation

Ted Collins, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired President of Collins & Ware Inc.

Michael K. Grimm 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Executive Officer of Rising Star Energy, L.L.C.

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Operating Officer and Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

LE GP:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Financial Officer and Director	President and Chief Financial Officer of LE GP, LLC

Ray C. Davis 5950 Sherry Lane, Suite 550 Dallas, TX 75225	Director	Principal, Avatar Investments

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of Energy Transfer Equity, L.P.

CUSIP No. 030975106	Page 12 of 17

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
John D. Harkey, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Chairman and CEO, Consolidated Restaurant Companies, Inc.

David R. Albin Suite 205 100 North Guadalupe Santa Fe, New Mexico 87501	Director	Director of NGP Capital Resources Company and a managing partner of Natural Gas Partners private equity funds

K. Rick Turner 1990 Post Oak Blvd. Suite 2450 Houston, TX 77056	Director	Retired Senior Managing Principal,The Stephens Group, LLC

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Heritage GP:

Name and Business Address	Capacity in Which Serves Heritage GP	Principal Occupation
Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Executive Officer and Director	Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C. and Chairman of the Board of Energy Transfer Equity, L.P.

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	President and Chief Operating Officer	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

Martin Salinas, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Chief Financial Officer and Director	Chief Financial Officer of Energy Transfer Partners, L.L.C.

Thomas P. Mason 3738 Oak Lawn Ave. Dallas, TX 75219	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Energy Transfer Partners, L.L.C.

(d)	None of the Reporting Persons or Listed Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons or Listed Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 3.	Sources and Amount of Funds or Other Consideration

On January 12, 2012, ETP, ETP GP and Heritage (collectively, , the “Contributor Parties”) completed the contribution to the Issuer of the subsidiaries which operated ETP’s retail propane business (the “Propane Business”) in exchange for approximately $1.466 billion in cash and 29,567,362 AmeriGas Common Units, as contemplated by that certain Contribution Agreement among the Contributor Parties and the Issuer, dated October 15, 2011, as amended (the “Contribution Agreement”), subject to customary post-closing purchase price adjustments (the “Contribution”).

CUSIP No. 030975106	Page 13 of 17

In order to finance the cash portion of the consideration for the Contribution, AmeriGas Finance LLC (“Finance Company”), a wholly owned subsidiary of the Issuer, issued $550 million in aggregate principal amount of 6.75% senior notes due 2020 and $1 billion in aggregate principal amount of 7.00% senior notes due 2022. Of those notes, $532,358,050 in aggregate principal amount of the 6.75% senior notes due 2020 and $967,741,950 in aggregate principal amount of the 7.00% senior notes due 2022 (together, the “Senior Notes”) are subject to the CRS (as defined and further described below).

The Issuer borrowed $1.5 billion of the proceeds of the Senior Notes issuance from Finance Company through an intercompany borrowing having maturity dates and repayment terms that mirror those of the Senior Notes (the “Supported Debt”). In connection with the closing of the Contribution and pursuant to the Contribution Agreement, ETP entered into and delivered a Contingent Residual Support Agreement (“CRS”) with the Issuer, Finance Company, AmeriGas Finance Corp. and UGI Corp., pursuant to which ETP will provide contingent, residual support of the Supported Debt.

The CRS provides that ETP shall be entitled to appoint one board member to the board of directors of AmeriGas Propane, Inc., the general partner of the Issuer (“AmeriGas GP”), so long as the Supported Debt remains outstanding, such board member to be reasonably acceptable to AmeriGas GP. In addition, the CRS also provides that, during the five (5) year period following the effectiveness of the CRS, UGI Corp. may not cease to control AmeriGas GP, in its capacity as the general partner of the Issuer, without the consent of ETP (such consent not to be unreasonably withheld). Thereafter, ETP only has the right to consent to a change of control of AmeriGas GP if such a change of control would result in a downgrade of the credit rating of the Senior Notes.

The above descriptions of the Contribution Agreement and the CRS do not purport to be complete and are subject to, and qualified in its entirety by, the full texts of the Contribution Agreement and the CRS, which are filed as Exhibits B and C, respectively, hereto.

Item 4.	Purpose of Transaction

On January 12, 2012, the 29,567,362 Common Units and approximately $1.466 billion in cash were acquired by ETP as consideration for the Contribution by the Contributor Parties of the Propane Business to the Issuer.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	None.

(b)	None.

(c)	In connection with the Contribution, the Contributor Parties contributed its Propane Business to the Issuer.

(d)	As described above in Item 3, the CRS provides that ETP is entitled to appoint one member to the board of directors of AmeriGas GP. ETP has submitted a candidate for review and approval by AmeriGas GP and expects that UGI will cause such candidate to be elected to the board upon such approval.

(e)	As described above, the Issuer issued 29,567,362 Common Units in connection with the Contribution,

CUSIP No. 030975106	Page 14 of 17

(f)	None.

(g)	As described above in Item 3, the CRS provides that, during the five (5) year period following the effectiveness of the CRS, UGI Corp. may not cease to control AmeriGas GP, in its capacity as the general partner of the Issuer, without the consent of ETP (such consent not to be unreasonably withheld). Thereafter, ETP only has the right to consent to a change of control of AmeriGas GP if such a change of control would result in a downgrade of the credit rating of the Senior Notes.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and	(b) After giving effect to the Contribution, 86,695,158 Common Units of the Issuer were outstanding. The Reporting Persons are deemed to be the beneficial owners of 29,567,362 Common Units of the Issuer, representing approximately 34.1% of the total issued and outstanding Common Units of the Issuer. The Reporting Persons have the sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c)	Except as described elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d)	Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds of sale of, the Common Units described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Contribution and pursuant to the Contribution Agreement, the Contributor Parties, ETE and the Issuer entered into a Unitholder Agreement dated January 12, 2012 (the “Unitholder Agreement”) related to the Issuer Common Units issued to Heritage as consideration for the Contribution (the “UHA Units”). The Unitholder Agreement restricts Heritage from selling the UHA Units until January 12, 2013, but will provide ETP with customary registration rights related to the UHA Units following such holding period. The Unitholder Agreement also provides that any holder of UHA Units shall vote its UHA Units in a manner consisted with the recommendation of the board of directors of AmeriGas GP. Further, each holder of UHA Units agreed in the Unitholder Agreement to deliver a proxy to AmeriGas GP to cover the UHA Units such holder holds and is entitled to vote at any meeting of the limited partners of the Issuer.

CUSIP No. 030975106	Page 15 of 17

The above description of the Unitholder Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Unitholder Agreement, which is filed as Exhibit D hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	Contribution and Redemption Agreement by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Heritage ETC, L.P. and AmeriGas Partners, L.P. dated October 15, 2011 (incorporated by reference to Exhibit 2.1 to Energy Transfer Partners, L.P.’s 8-K filed October 18, 2011).

Exhibit C	Contingent Residual Support Agreement by and among Energy Transfer Partners, L.P., AmeriGas Finance LLC, AmeriGas Finance Corp., AmeriGas Partners, L.P. and, for certain limited purposes, UGI Corporation, dated January 12, 2012 (incorporated by reference to Exhibit 10.1 to Energy Transfer Partners, L.P.’s 8-K filed January 13, 2012).

Exhibit D	Unitholder Agreement by and among Energy Transfer Equity, L.P., Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Heritage ETC, L.P. and AmeriGas Partners, L.P. dated January 12, 2012 (incorporated by reference to Exhibit 10.2 to Energy Transfer Partners, L.P.’s 8-K filed January 13, 2012).

Exhibit E	Amendment No. 1, dated December 1, 2011, to the Contribution and Redemption Agreement by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Heritage ETC, L.P. and AmeriGas Partners, L.P. dated October 15, 2011 (incorporated by reference to Exhibit 2.1 to Energy Transfer Partners, L.P.’s 8-K filed December 7, 2011).

Exhibit F	Amendment No. 2, dated January 11, 2012, to the Contribution and Redemption Agreement by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Heritage ETC, L.P. and AmeriGas Partners, L.P. dated October 15, 2011(incorporated by reference to Exhibit 2.1 to Energy Transfer Partners, L.P.’s 8-K filed January 13, 2012).

CUSIP No. 030975106	Page 16 of 17

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 23, 2012

HERITAGE ETC, L.P.

By:	Heritage ETC GP, L.L.C., its general partner

By:	/s/ William J. Healy
Name: Martin Salinas, Jr. by William J. Healy as Attorney-in-Fact
Title: Chief Financial Officer

HERITAGE ETC GP, L.L.C.

By:	/s/ William J. Healy
Name: Martin Salinas, Jr. by William J. Healy as Attorney-in-Fact
Title: Chief Financial Officer

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner
By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ William J. Healy
Name: Martin Salinas, Jr. by William J. Healy as Attorney-in-Fact
Title: Chief Financial Officer

ENERGY TRANSFER PARTNERS GP, L.P.

By:	Energy Transfer Partners, L.L.C., its general partner

By:	/s/ William J. Healy
Name: Martin Salinas, Jr. by William J. Healy as Attorney-in-Fact
Title: Chief Financial Officer

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ William J. Healy
Name: Martin Salinas, Jr. by William J. Healy as Attorney-in-Fact
Title: Chief Financial Officer

ENERGY TRANSFER EQUITY, L.P.

By:	LE GP, LLC its general partner

By:	/s/ Sonia Aube
Name: Sonia Aube
Title: Attorney-in-Fact

CUSIP No. 030975106	Page 17 of 17

LE GP, LLC

By:	/s/ Sonia Aube
Name: Sonia Aube
Title: Attorney-in-Fact

KELCY L. WARREN

By:	/s/ Sonia Aube
Kelly L. Warren by Sonia Aube Attorney-in-Fact